

EMGOLD MINING CORPORATION **EMR-TSX VENTURE**

IDAHO-MARYLAND MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com





05009514

July 4, 2005



VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

PROCESSED
JUL 07 2005



Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **EMGOLD MINING CORPORATION**

Enclosures

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Third Party News Release - BTV Features Emgold
2. Emgold – Application Package for Idaho-Maryland permit Deemed Complete – June 6, 2005
3. Third Party News Release – Galaxy Fund, Inc. – June 13, 2005
4. Emgold Completes Second and Final Closing on Its CND$9.18 Million Non-Brokered Private Placement
5. Emgold Reports on Annual General Meeting & Appoints New Chairman – June 16, 2005

Correspondence with Securities Commission(s)

6. Form 51-102F3 – Material Change Report
7. Third Party Filing – Report Pursuant to Section 111 of the Securities Act (BC)

Emgold President, Bill Witte is pleased to invite you to watch a BTV – Business Television feature on Emgold, viewable on line by clicking here or on television. The BTV Broadcast Times for your region are listed below.



TV
BUSINESS

This Week on BTV

BTV Features Emgold and TM Bioscience!

Immediate Release - Thurs. May 26, 2005 – Vancouver, BC
On May 29th and June 5th, 2005 - on National TV, BTV-Business Television profiles:
***View the features online through the video links below*:**

Emgold Mining Corp. (EMR:TSX-V):

http://www.b-tv.com/i/videos/emgold.wmv - has plans on reopening the famous Idaho-Maryland gold project in Grass Valley, California. What makes this company unique is the waste and rock tailings are being converted into valuable high-end ceramic tile.

TM Bioscience (TMC:TSX) http://www.b-tv.com/i/videos/tmbioscience.wmv -is a DNA-based diagnostics company developing a suite of genetic tests. Currently their test is the first one in the world to be approved of by the US FDA as a diagnostic device for cystic fibrosis.

BTV, a half-hour weekly business program, profiles emerging companies across North America. With Host **Taylor Thoen**, BTV features companies at their location, and interviews the company's key executives, features their products and services and unveils their plans for future growth.

BTV BROADCAST TIMES:

CANADA: - Ontario: Toronto One – Sun. June 5th @ 6:30am EST,
Alberta/Winnipeg/Brandon: A-Channel - Sun. June 5th @ 11:30pm MST
BC/Washington: KVOS TV - Sun. May 29th @ 4pm PST
Bell Express VU and Star Choice - West: A-Channels Sun. June 5th @ 8:30pm PST

U.S.: - America One – Sun. May 29th @11:00am EST www.americaone.com

WVVH	South Hampton, NY	KWEM	Stillwater, OK
WSPY	Plano, IL	KEEN	Las Vegas
WZBN	Trenton, NJ	KMCA	Redding, CA
ShelbyTV	Shelby Township	TV9	Troy, OH
KKAX	Kingman, AZ	WRBD	Pensacola, FL
WIVM	Canton, OH	KDAO	Marshalltown
K48BK	Dove Creek, CO	KTYJ	Coeur d' Alene, ID
K27FA	Craig, CO	NSU22	Natchitoches, LA
WRCF	Orlando, FL	WBCF	Florence, AL
WLLS	Indiana	W35AY	Hilton Head Island, SC
WLNN	Boone, NC	WJTS	Jasper, IN
W34AX	Henderson, NC	WGTN	Worthington, MN
W67CD	Sanford, NC	KCCE	San Luis Obispo, CA
WYBE	Southern Pines, NC	W35BB	Dublin, GA
WBKA	Bucyrus, OH	IMAGE	Erie, PA
CTV12	Cedar City, UT	KPIF	Pocatello, ID
VTV	Vernal, UT	K23BJ	Lake Havasu City, AZ
WBII	Ashland, MS	UPN23	Hornell, NY
WPRQ	Clarksdale, MS	WEBU	Webb, MS
KXOK	Enid, OK	WLMO	Lima, OH
KXOC	Oklahoma City, OK	WHAN	Salem, IN
KWEM	Stillwater, OK		

BUSINESS TELEVISION

18196 - 69th Ave
Surrey, BC
V3S 9C7
CANADA

TEL: 604.664.7401
FAX: 604.575.3004
EMAIL: info@b-tv.com

www.b-tv.com

FOR INFORMATION ON BTV CALL: (604) 575-3002 **www.b-tv.com**

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
http://www.emgold.com/

June 6, 2005

TSX Venture Exchange Symbol: **EMR**
U.S. OTC: **EGMCF.PK**
SEC 12g3-2(b): 82-3003

EMGOLD – APPLICATION PACKAGE FOR IDAHO-MARYLAND PERMIT DEEMED COMPLETE

Emgold Mining Corporation (EMR-TSX-V) ("Emgold") is pleased to announce that is has received notification from the City of Grass Valley ("the City") acting as the lead permitting agency, that the Company's application package for a Conditional Mine Use Permit ("CMUP"), to further explore and develop the Idaho-Maryland Mine located in Grass Valley, California, has been reviewed and deemed complete as of May 24, 2005. The application documents provide for the re-opening and the staged exploration and development of the Emgold's Idaho-Maryland Mine including the dewatering of the existing Idaho-Maryland Mine workings and the construction of a ramp for underground exploration and possible future mine development and production. When granted, this permit will allow Emgold to operate the mine through its expected economic life.

The application documents also include provisions for the Idaho-Maryland Mine to operate a Ceramext™ plant to produce ceramic building products, initially using the development rock from the decline. Sales of ceramic building products are projected to contribute significant revenue that could enhance the overall value of an integrated mining operation. The application contemplates the staged development of a gold mining and ceramics operation on a scale of up to 2,400 tons per day. The application package consists of approximately 1,100 pages of documentation, 42 drawings and includes the Annexation Application (05PLN-10), Prezone Application (05PLN-11), General Plan Amendment Application (05PLN-12), Use Permit Application (05PLN-13) and Development Review Application (05DRC-05). Emgold, through its subsidiary, Idaho-Maryland Mining Corp. is currently working with the City to move forward with the next stages of the permitting process including, but not limited to, the selection of an independent consultant to complete the Environmental Impact Report ("EIR"), identify opportunities for public participation in the permitting process, develop a Memorandum of Understanding ("MOU") between the City and Nevada County and other permitting activities in accordance with the California Environmental Quality Act ("CEQA").

Emgold has currently identified up to 26 additional exploration targets, each having the potential to host a sizeable gold deposit based on historical and current drill data from the Idaho-Maryland. It is important to note that these additional exploration targets may only be further defined by both surface and underground exploration drill programs. Underground access would be from the ramp currently planned as the first stage in development after the CMUP is obtained. The Company's geologists are currently designing a Phase 3 surface drill program and an application to conduct the Phase 3 surface drill program for submission to the City. The Phase 3 program is presently expected to consist of up to 25,000 ft (7,620 m) of core drilling conducted from several sites located within the City.

The Company is also planning to mine and produce gold from shallow targets while executing a 425,000-ft (130,000 m) underground drill program to test the 26 additional exploration targets and 200 resource blocks that have currently been identified. Each of the 200 resource blocks is open for extension in at least one direction. Underground development and exploration can only be accomplished after successfully obtaining the CMUP. Our current estimate is that the permitting process may take between 14 and 24 months from the time of acceptance of the final applications. This is based on the experiences of previous mining operations located in California.

Historical data is being digitized giving Emgold more refined information about gold deposits missed and/or left behind during the previous mining operations when such modelling technology was not available.

Emgold, through its wholly owned subsidiary, Golden Bear Ceramics Company ("Golden Bear") is proceeding with a marketing study for various ceramic building materials such as floor and roofing tiles. The marketing study will also include a strategy for product development, distribution and sales of ceramic products from the Idaho-Maryland Mine. The Company anticipates completing the marketing study in the 4th quarter of 2005. The marketing study will be a key component of a feasibility study for the production of ceramic products from the Idaho-Maryland, expected to be completed in 2006.

Emgold is holding its annual general meeting on Wednesday, June 8, 2005, at 2:30 PDT at the Four Seasons Hotel (Vancouver) in the Strathcona Room. For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project and the Ceramext™ Process, please visit www.emgold.com or www.sedar.com.

On behalf of the Board of Directors,

William J. Witte, P.Eng.
President and Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@emgold.com

Not for distribution to U.S. Newswire Service or for Dissemination in the United States.

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

NEWS RELEASE

Galaxy Fund, Inc.

June 13, 2005

Purchase of shares by way of private placement
in the capital of Emgold Mining Corporation ("Emgold")
Report required by Section 111 of the
British Columbia Securities Act

Galaxy Fund, Inc. ("Galaxy") of 1st Floor, Columbus Centre, Road Town, British Virgin Islands has purchased a total of 14,880,000 units in the capital of Emgold by way of private placement initially announced by Emgold on March 31, 2005, approved by Emgold's shareholders on June 8, 2005, and approved by the TSX Venture Exchange on June 10, 2005. Each unit consists of one common share and one warrant to purchase an additional common share at a price of $0.70 per share up to and including June 10, 2007. The issuance of the 14,880,000 units resulted in Galaxy owning or exercising control over 14,880,000 common shares of Emgold representing approximately 23% of the issued and outstanding shares of Emgold. If all of Galaxy's warrants were exercised, this percentage would increase to approximately 36%.

Galaxy has acquired these securities for investment purposes. Galaxy may increase its holdings in Emgold in future if it considers such increase to be warranted, but has no intention to acquire ownership of, or control over, additional securites of Emgold.

Galaxy Fund, Inc.
Per: 
Fiduciary Group Limited

Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Precs\Control\Control 01

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgold.com

June 13, 2005

TSX Venture Exchange Symbol: **EMR**
SEC 12g3-2(b): 82-3003

EMGOLD COMPLETES SECOND AND FINAL CLOSING ON ITS CDN$9.18 MILLION NON-BROKERED PRIVATE PLACEMENT

Emgold Mining Corporation (**EMR**-TSX-V) ("Emgold") is pleased to announce that on June 10, 2005, it received final acceptance from the TSX Venture Exchange to close on and issue 14,880,000 Units at CDN$0.50 per Unit, pursuant to the non-brokered private placement financing, previously announced on March 31, 2005. Each Unit is comprised of one common share in the capital of Emgold and one non-transferable share purchase warrant.

On May 3, 2005, Emgold received conditional acceptance from the TSX Venture Exchange to close on and issue 3,480,000 Units of the total 18,360,000 Units subscribed for purchase pursuant to the above noted private placement. In conjunction with the May 3, 2005, first closing Emgold has now issued a total of 18,360,000 Units for gross proceeds of CDN$9,180,000.

Each share purchase warrant issued on May 3, 2005, entitles the holder to purchase one additional common share of the Company at an exercise price of CDN$0.70 per share up to and including May 3, 2007. Each share purchase warrant issued on June 10, 2005, entitles the holder to purchase one additional common share of the Company at an exercise price of CDN$0.70 per share up to and including June 10, 2007.

14,880,000 of the total Units subscribed for were purchased by Galaxy Fund, Inc. ("Galaxy"), a well-established mutual fund based in Road Town, British Virgin Islands. Emgold welcomes its participation in the private placement as a significant vote of confidence in its Idaho-Maryland Project and the business plan associated with its development. On issuance of the shares subscribed for, Galaxy now holds approximately 23% of the issued and outstanding voting shares of Emgold, and if all of the warrants included in the private placement are exercised, this percentage could increase to approximately 36%. Under the rules and policies of the TSX Venture Exchange, this shareholding constitutes Galaxy a "control person" of Emgold, and accordingly Emgold sought and received shareholder approval of the private placement to Galaxy at its annual and special general shareholders meeting held on June 8, 2005.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the above May 3, 2005, and June 10, 2005, closing are subject to a hold period and may not be traded for a four month period expiring September 4, 2005 and October 11, 2005, respectively.

In consideration for introducing Emgold to purchasers for the non-brokered financing, Emgold issued cash finder's fees equal to 4% of the total gross proceeds received to UCA Ventures Ltd.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer of securities for sale in the United States or Canada or the solicitation of an offer to buy securities in the United States or Canada, nor shall there be any sale of the securities in any jurisdiction or state in which such offer, solicitation or sale would be unlawful.

Proceeds from the Offering will be used to fund further exploration and development of the Company's Idaho-Maryland Project in Grass Valley, California, on-going development and commercialization of the Ceramext™ process and for general administrative purposes. Expenses for the Idaho-Maryland Project include the activities associated with the application for a Conditional Use Permit, on-going geologic investigations and exploration, property acquisitions, mine planning and community relations activities. The further development of the Ceramext™ process includes research and development, operation and expansion of the pilot plant, design of a demonstration plant, marketing studies, feasibility and protection of intellectual property. Additional testing of the Ceramext™ process is being conducted on other feed materials for a wide range of new applications.

For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project and the Ceramext™ Process, please visit www.emgold.com or www.sedar.com.

William J. Witte, P.Eng.
President and Chief Executive Officer

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@emgold.com

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgold.com

June 16, 2005

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-3003

EMGOLD REPORTS ON ANNUAL GENERAL MEETING & APPOINTS NEW CHAIRMAN

Emgold Mining Corporation (EMR-TSX Venture Exchange) is pleased to announce the results of its Annual General Meeting held in Vancouver on June 8, 2005. All resolutions were passed including the election of six directors to the Board. The Board of Directors elected at the Annual General Meeting for the next year are: Sargent H. Berner, John King Burns, Ross Guenther, Frank A. Lang, Joel D. Schneyer and William J. Witte. Upon completion of the formal proceedings of the meeting, a presentation was given outlining the activities of the past 5 quarters and the Company's plans for the future. These include further exploration, permitting and feasibility work on the Idaho-Maryland Mine in Grass Valley, California and the further development and commercialization of the Ceramext™ Process for producing high quality ceramic building materials. The presentation is available for viewing on the Company's website at www.emgold.com.

Subsequent to the Annual General Meeting, the Board of Directors met and appointed the following officers and board positions: President and CEO, William J. Witte, P. Eng.; Chief Financial Officer and Corporate Secretary, Shannon Ross, CA; and Vice President of Project Development, Ian Chang, P. Eng.

John King Burns was appointed as non-executive Chairman. Board Committees were appointed and include the Audit Committee (Joel Schneyer, Chair), Corporate Governance and Compensation Committee (Sargent Berner, Chair) and the Environmental, Health and Safety Committee (William Witte, Chair). We wish to thank Mr. Frank A. Lang for his many years as an officer and Chairman of the Company. Mr. Lang remains as a director of the Company.

For more information about Emgold, the Idaho-Maryland Project and the Ceramext™ Process and the Stewart, Rozan and Jazz Properties in British Columbia, please visit www.emgold.com.

William J. Witte, P.Eng.
President and Chief Executive Officer

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@emgold.com

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Emgold Mining Corporation
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

June 10, 2005.

Item 3. **News Release**

The press release was issued on June 13, 2005.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Corporate Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

June 14, 2005.

EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgold.com

June 13, 2005

TSX Venture Exchange Symbol: **EMR**
SEC 12g3-2(b): 82-3003

EMGOLD COMPLETES SECOND AND FINAL CLOSING ON ITS CDN$9.18 MILLION NON-BROKERED PRIVATE PLACEMENT

Emgold Mining Corporation (**EMR**-TSX-V) ("Emgold") is pleased to announce that on June 10, 2005, it received final acceptance from the TSX Venture Exchange to close on and issue 14,880,000 Units at CDN$0.50 per Unit, pursuant to the non-brokered private placement financing, previously announced on March 31, 2005. Each Unit is comprised of one common share in the capital of Emgold and one non-transferable share purchase warrant.

On May 3, 2005, Emgold received conditional acceptance from the TSX Venture Exchange to close on and issue 3,480,000 Units of the total 18,360,000 Units subscribed for purchase pursuant to the above noted private placement. In conjunction with the May 3, 2005, first closing Emgold has now issued a total of 18,360,000 Units for gross proceeds of CDN$9,180,000.

Each share purchase warrant issued on May 3, 2005, entitles the holder to purchase one additional common share of the Company at an exercise price of CDN$0.70 per share up to and including May 3, 2007. Each share purchase warrant issued on June 10, 2005, entitles the holder to purchase one additional common share of the Company at an exercise price of CDN$0.70 per share up to and including June 10, 2007.

14,880,000 of the total Units subscribed for were purchased by Galaxy Fund, Inc. ("Galaxy"), a well-established mutual fund based in Road Town, British Virgin Islands. Emgold welcomes its participation in the private placement as a significant vote of confidence in its Idaho-Maryland Project and the business plan associated with its development. On issuance of the shares subscribed for, Galaxy now holds approximately 23% of the issued and outstanding voting shares of Emgold, and if all of the warrants included in the private placement are exercised, this percentage could increase to approximately 36%. Under the rules and policies of the TSX Venture Exchange, this shareholding constitutes Galaxy a "control person" of Emgold, and accordingly Emgold sought and received shareholder approval of the private placement to Galaxy at its annual and special general shareholders meeting held on June 8, 2005.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the above May 3, 2005, and June 10, 2005, closing are subject to a hold period and may not be traded for a four month period expiring September 4, 2005 and October 11, 2005, respectively.

In consideration for introducing Emgold to purchasers for the non-brokered financing, Emgold issued cash finder's fees equal to 4% of the total gross proceeds received to UCA Ventures Ltd.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer of securities for sale in the United States or Canada or the solicitation of an offer to buy securities in the United States or Canada, nor shall there be any sale of the securities in any jurisdiction or state in which such offer, solicitation or sale would be unlawful.

Proceeds from the Offering will be used to fund further exploration and development of the Company's Idaho-Maryland Project in Grass Valley, California, on-going development and commercialization of the Ceramext™ process and for general administrative purposes. Expenses for the Idaho-Maryland Project include the activities associated with the application for a Conditional Use Permit, on-going geologic investigations and exploration, property acquisitions, mine planning and community relations activities. The further development of the Ceramext™ process includes research and development, operation and expansion of the pilot plant, design of a demonstration plant, marketing studies, feasibility and protection of intellectual property. Additional testing of the Ceramext™ process is being conducted on other feed materials for a wide range of new applications.

For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project and the Ceramext™ Process, please visit www.emgold.com or www.sedar.com.

William J. Witte, P.Eng.
President and Chief Executive Officer

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@emgold.com

REPORT PURSUANT TO SECTION 111
OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND SECTION 141 OF THE SECURITES ACT (ALBERTA)

(a) The name and address of the offeror.

Galaxy Fund, Inc.
1st Floor, Columbus Centre
Road Town, British Virgin Islands

(b) The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

14,880,000 Units consisting of 14,880,000 common shares and 14,880,000 common share purchase warrants of Emgold Mining Corporation ("Emgold"). Each share purchase warrant entitles the holder thereof to purchase an additional common share of Emgold at an exercise price of $0.70 per share for a period of two years expiring June 10, 2007. Approximately 23% ownership of issued and outstanding common shares.

(c) The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

14,880,000 Units consisting of 14,880,000 common shares and 14,880,000 common share purchase warrants of Emgold Mining Corporation ("Emgold"). Each share purchase warrant entitles the holder thereof to purchase an additional common share of Emgold at an exercise price of $0.70 per share for a period of two years expiring June 10, 2007. Approximately 23% ownership of issued and outstanding common shares.

(d) The designation and number of or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which

(i) the offeror, either alone or together with any joint actors, has ownership and control,

The offeror, together with a company wholly-owned by the offeror, has ownership and control over all of the securities referred to in paragraph (c).

(ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

No persons or companies other than the offeror has control over the securities referred to in paragraph (c).

(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

None of the securities referred to in paragraph (c) are securities over which the offeror has exclusive or shared control but does not have ownership.

(e) the name of the market in which the transaction or occurrence that gave rise to the news release took place;

Not Applicable. Acquisition took place via a Private Placement.

(f) the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;

The offeror, a foreign mutual fund, acquired the securities for investment purposes.

(g) the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint action, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;

Private Placement Subscription Agreement: 14,880,000 Units at a price of CAN$0.50 per Unit.

(h) the names of any joint actors in connection with the disclosure required by this Appendix;

None.

(i) in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and

The transaction was an issuance from treasury.

(j) if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable.

Dated June 13, 2005.



Fiduciary Group Limited

Director